EXHIBIT 99.3


GLENCAIRN GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS


The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes thereto which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. All dollar amounts are US dollars unless otherwise indicated.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for the information disclosed in this management discussion and analysis and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. As of the financial year ended December 31, 2005, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the Chief Executive Officer and Chief Financial Officer, on the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2005 to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

OVERVIEW

Glencairn Gold Corporation ("Glencairn" or the "Company") is a gold mining company that operates the Bellavista Mine in Costa Rica and the Limon Mine in Nicaragua. The Bellavista Mine achieved commercial production in December 2005. The Company also owns exploration properties in Nicaragua. The Company's objective is to become a mid-tier gold producer through the acquisition of operating mines and advanced development projects.

CRITICAL ACCOUNTING ESTIMATES

The Company's accounting policies are described in note 2 to the consolidated financial statements. The estimates made in applying the policies below are highly uncertain and a change in these estimates could materially impact the consolidated financial statements.

PROPERTY, PLANT AND EQUIPMENT

Carrying values for operating mines, development projects and exploration properties are carried at cost less depreciation, depletion and any write-downs to recognize impFairment. Management reviews properties when events or changes in circumstances suggest that the carrying amount of certain long-lived assets may not be recoverable. An asset impairment charge will be required if the undiscounted cash flows do not exceed the carrying amount of the asset tested. The charge to earnings will be the difference between the asset's fair value and the carrying amount. Future cash flows are estimated by management based on estimated gold prices, operating costs, production volume, reclamation costs, capital expenditures and mineral reserves. Each of these variables is subject to uncertainty and risk.

Depreciation and depletion is also determined based on property, plant and equipment carrying values. Depreciation and depletion is calculated on units of production basis over existing mineral reserves using ounces of gold. Mineral reserves are an estimate of the quantities of economically recoverable ore and will change from time to time as a result of additional geological information, actual gold grade or recoveries different from original estimates or gold price changes.

RECLAMATION OBLIGATIONS

The Company is subject to environmental protection laws governing reclamation of its mine sites. These laws are continually changing and these changes may affect the procedures and costs required to complete reclamation obligations. Estimates of the fair value of the liabilities for asset retirement obligations are recognized in the period they are incurred. A corresponding increase in the related asset is recorded and depreciated over the life of the asset. However, when a change in fair value reduces future cash flows, the reduction is recorded against the related asset. If the reduction in fair value exceeds the value of the related asset, the remaining amount is reduced through earnings. Where a related asset is not identifiable with a liability, the change in fair value is charged to earnings in the period. Each period, the liability is increased to reflect the accretion (or interest) portion of the initial fair value estimate and changes in estimated cost and timing of the reclamation procedures. Actual future reclamation costs may be materially different from the costs estimated by the Company at December 31, 2005.

CONTINGENCIES

An estimated contingent loss is recorded when it is determined from available information that a loss is probable and that the amount can be reasonably estimated. Contingent liabilities involve the exercise of judgment and an estimate of future outcomes. Contingencies are described in note 18 to the consolidated financial statements.

LEACH PAD PRODUCT INVENTORY AT THE BELLAVISTA MINE

Gold from the Bellavista Mine is recovered through the heap leaching process by which ore is placed on leach pads, treated with a chemical solution, and the solution is processed in a plant to recover the gold. For accounting purposes, costs are accumulated in product inventory based on current mining costs. Costs are removed from product inventory as ounces are recovered based on the average cost per recoverable ounce of gold on the leach pad.

The estimates of recoverable gold on the leach pads are calculated from the tonnes of ore placed on the leach pads, the assayed grade of ore placed on the leach pads and an estimated recovery percentage. Feasibility study testing indicated approximately 79% of the contained gold ounces would be recovered by the end of the mine life.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. At December 31, 2005, the weighted-average cost per estimated recoverable ounce of gold on leach pads was $263 per ounce.

COMMERCIAL PRODUCTION

The Company has established a policy to estimate when commercial production commences. That policy establishes that commercial production commences when gold output reaches 60% of rated capacity on a sustainable basis. In the case of the Bellavista Mine this output is 3,000 ounces of gold per month and was reached in December 2005.

STOCK OPTION AND WARRANT EXPENSE

The determination of the fair value of stock options and warrants issued requires management to estimate future stock volatility and a risk-free rate of return.

SELECTED ANNUAL INFORMATION

                                                                         2005           2004            2003

Gold sales (ounces)                                                     43,228         47,983         45,927
Average spot gold price ($/ounce)                                         $445           $410           $363
Average realized gold price ($/ounce)                                     $448           $410           $332
Cash operating costs ($/ounce)                                            $369           $308           $248
Total cash costs ($/ounce)                                                $393           $331           $267

(in thousands, except per share amounts)
Sales                                                                  $19,383        $19,669        $16,182
Cost of sales                                                          $15,931        $14,770        $11,395
Net loss                                                               $(4,077)       ($8,594)       ($1,249)
Loss per share - basic and diluted                                       (0.03)        ($0.06)        ($0.02)

Cash                                                                    $6,799        $13,728        $14,903
Working capital                                                         $6,144        $18,693        $20,165
Total assets                                                           $70,239        $60,973        $38,723

RESULTS OF OPERATIONS

Limon Mine

                                                                                                        %
                                                        2005             2004           Change         Change

Gold sold (ounces)                                    39,478           47,983          (8,505)           (18%)
Realized price per ounce                                $443             $410             $33              8%
Cash operating cost per ounce                           $370             $308             $62             20%
Total cash cost                                         $397             $331             $66             20%
Tonnes milled                                        311,350          341,234         (29,884)            (9%)
Ore grade (g/tonne)                                      4.7              5.1            (0.4)            (8%)
Recovery (%)                                            83.8             84.6            (0.8)            (1%)

($ in thousands)
Sales                                              $  17,474        $  19,669       $  (2,195)           (11%)
                                                  -------------------------------------------------------------

Cost of sales                                         14,615           14,770            (155)            (1%)
Royalties and production taxes                         1,040            1,131             (91)            (8%)
Depreciation and depletion                             1,217            2,468          (1,251)           (51%)
Accretion                                                118              132             (14)           (11%)
Environmental remediation                               (900)            (173)           (727)          (420%)
                                                  -------------------------------------------------------------
                                                      16,090           18,328          (2,238)           (12%)
                                                  -------------------------------------------------------------
Earnings from mining operations                   $    1,384        $   1,341       $      43              3%
                                                  -------------------------------------------------------------


Sales from the Limon Mine decreased by $2,195,000 or 11% in 2005 compared to 2004. Gold sold in 2005 decreased by 8,505 ounces or 18% partially due to intermittent illegal road blockades by employees and others in the last half of 2005 and partially due to lower ore grades. This decrease in gold sales was partially offset by higher realized prices of $443 per ounce in 2005 or 8% higher than 2004.

Cost of sales decreased by $155,000 or 1% while cash operating costs per ounce increased by $62 to $370 in 2005. The decreased cost of sales resulted from the 18% decrease in volume of ounces sold in 2005. Cash operating cost per ounce increased by 20% due to increases in input costs such as fuel and electricity and the fixed nature of many production costs.

Amounts for depreciation and depletion decreased by 51% in 2005 compared to 2004 as a result of the new ore reserves added at the beginning of 2005. In 2005, a reduction of the estimated cost of reclamation activities produced a credit of $900,000 in environmental remediation. In 2004, environmental remediation was a credit of $173,000 due to changes in the expected timing of reclamation activities as a result of extending the mine life with additional proven and probable reserves.

Bellavista Mine

Commercial production at Bellavista commenced in December 2005 and only sales and costs from this period are included in the amounts below.

                                                                    2005              2004
Gold sold (ounces)                                                    3,750

Realized price per ounce                                         $      509         $     -
Cash operating cost per ounce                                    $      351         $     -
Total cash cost                                                  $      361         $     -
Tonnes mined                                                        164,932               -
Ore grade (g/tonne)                                                     1.6               -

($ in thousands)
Sales                                                            $    1,909         $     -
                                                                 ----------------------------

Cost of sales                                                         1,316               -
Royalties and production taxes                                           38               -
Depreciation and depletion                                              382               -
Accretion                                                                20               -
Environmental remediation                                               (23)              -
                                                                 ----------------------------
                                                                      1,733               -
                                                                 ----------------------------
Earnings from mining operations                                  $      176         $     -
                                                                 ----------------------------


Construction of Bellavista Mine began in December 2003 and the initial phase of construction was completed in 2005. Stacking ore on the leach pad commenced in April 2005 and leaching of the ore began in June. The Company's policy is to recognize commercial production when the operation produces gold at 60% of the rated capacity on a sustainable basis and this occurred in December 2005. Although the start of operations commenced later than expected, mining and leaching are ramping up generally as expected in the feasibility study. Prior to commercial production, 9,875 ounces of gold were sold from the Bellavista Mine. The revenue and costs associated with these ounces were capitalized into property, plant and equipment as preproduction costs and are not included in the amounts shown in the table above. At December 31, 2005 mineral reserves are expected to be adequate for six years of production.

Sales at Bellavista during commercial production from December 1 to 31, 2005 were $1,909,000 from 3,750 ounces of gold at a realized price of $509. Cost of sales were $1,316,000 in the same period and cash operating costs were $351 per ounce. In December 2005, the Costa Rican Supreme Court upheld an arbitration award that require the Company to purchase the mineral rights of the Dobles property adjacent to the mine site at a cost of $944,000. This amount was charged to earnings as there were no known mineral resources on the Dobles property.

OTHER EXPENSES

General and administrative expense decreased by $444,000 or 11% in 2005 compared to 2004 due to the reduction in overall expenses by $267,000 and increased cost recoveries of $177,000 under a cost-sharing agreement with Blue Pearl Mining Ltd., a related party.

Exploration expense decreased by $3,209,000 in 2005 from 2004. In 2004, the Company undertook a major exploration program around the Limon mine to prove up new areas and convert mineral resources to proven and probable mineral reserves. This exploration activity resulted in an increase of ore reserves to over five years' worth of production at the end of 2004. In 2005, exploration activity was greatly reduced and consisted of drilling and trenching on the Limon Mine concession with minor prospecting on other Nicaraguan concessions. In early November 2005, all Nicaraguan exploration activities were suspended for an indefinite period after a three-week labour disruption at the Limon operations. Nicaraguan mineral concession holdings with low exploration potential were dropped in 2005 to save costs. In 2004, exploration was also conducted on the Vogel Project in Timmins and with the information developed the project was sold in early 2005.

Other expense totalled $174,000 in 2005 or a change of $448,000 from the other income of $274,000 recorded in 2004. In 2005, the Company incurred expenses for interest and finance fees ($648,000) and the Dobles award ($944,000) that had no comparable amounts in 2004. Also foreign exchange expense increased by $839,000 in 2005 due to currency declines and holding non-US dollar net current assets. The gain on property, plant and equipment sales increased by $1,757,000 in 2005 from the sale of the Vogel Project and the mill and certain mineral properties near the Keystone Property in Manitoba. Assets sold in 2004 were mobile equipment from the Keystone Property. In 2004, the Company settled a claim for municipal taxes at the Keystone Property of $610,000.

Stock option and warrant expense decreased by $955,000 in 2005. In 2004, Glencairn had recently acquired both the Limon and Bellavista mines and hired many new employees. Consequently more options were granted in 2004 compared 2005.

RELATED PARTIES

At December 31, 2005, there was a loan of Cdn$425,000 (2004 - Cdn$425,000) outstanding to a director of the Company. This loan is non-interest bearing, repayable on or before September 6, 2006 and secured by a pledge of 333,333 common shares of the Company, which is the only recourse available to the Company.

At times during 2005 and 2004, up to three directors of the Company were also directors or officers of Breakwater Resources Ltd. and one common director remained at December 31, 2005. During the past two years Breakwater has provided certain purchasing and logistics for the Limon and the Bellavista mines and sold supplies to the Limon Mine. The purchasing arrangement provides cost savings from Breakwater's economies of scale in purchasing. The contracts were made on commercially acceptable terms. In 2005 the Company paid Breakwater $472,000 (2004 - $477,000) for these services and purchased supplies. The Company continues to receive purchasing and logistics services and purchases supplies from Breakwater for the Limon Mine.

Certain directors and officers of the Company are also directors or officers of Blue Pearl Mining Ltd. The Company provided office and administrative services to Blue Pearl and received a fee based on the cost of the services $227,000 (2004 - $50,000) for these services.

During 2003, the Company engaged Endeavour Financial Ltd. ("Endeavour") to provide assistance in arranging financing for its Bellavista Mine in Costa Rica. A director of the Company is also a director of an Endeavour affiliate. A commission of $228,000 in connection with the prospectus financing that closed on March 3, 2004 was paid to Endeavour and was included in share issue costs. General and administrative expense for the year ended December 31, 2004 includes consulting fees of $45,000 paid to Endeavour. This contract was terminated in 2004.

CASH FLOWS

Operating activities used $1,449,000 in 2005 and $7,108,000 in 2004. Operating cash flows from Limon decreased as 8,505 fewer ounces were sold in 2005. The start of commercial production at Bellavista in December 2005 with 3,750 ounces sold partially offset the decrease in Limon ounces. The increase in realized prices for gold to $448 in 2005 from $410 the previous year, also contributed to the reduction of cash used by operations in 2005. Exploration expense decreased by $3,209,000 as the amount of exploration work was reduced after the 2004 exploration program significantly increased mineral reserves at the Limon Mine.

Financing activities provided $10,482,000 in 2005 from a $6,000,000 long-term loan and a prospectus issue of units consisting of shares and warrants. Proceeds from the loan and share issue were used to complete the Bellavista Mine and for working capital requirements. In 2004, two issues consisting of units of shares and warrants provided $28,702,000 that was mainly used for Bellavista construction and Limon Mine equipment.

Investing activities required $15,962,000 in 2005. Property, plant and equipment costs for Bellavista, Limon and corporate required $15,857,000, $2,922,000 and $21,000 respectively. Sale of the Vogel Project and certain assets at the Keystone Mine provided $2,586,000. In 2004, investing activities required $22,769,000 and comprised $21,028,000 for Bellavista construction and $2,947,000 in capital expenditures at the Limon Mine. Proceeds from the sale of assets provided $1,261,000 in 2004.

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash of $6,799,000 and working capital of $6,144,000 at December 31, 2005. In early 2006, the Company received $900,000 from the sale of surplusF land in Costa Rica. In 2006, Bellavista capital expenditures will include $1,500,000 to construct a grinding mill and $500,000 to start phase two of the leach pads. The mill will grind non-oxidized ore sufficiently fine so as to increase recoveries and it is expected to be in production by the second half of 2006 when the oxidized ore is mined out. A Cdn$1,000,000 payment, due upon commencement of production (as defined in the agreement), is expected to be paid in 2006. Limon will require capital expenditures of $2,800,000 mostly for development of the Santa Pancha ore body that is expected to be in full production in the second half of 2006. A payment of $3,500,000 will also be made on the bank loan. Gold sales are expected to be 61,000 ounces at a cash operating cost of $267 per ounce and a total cash cost of $280 per ounce from the Bellavista Mine and 38,000 ounces at a cash operating cost of $371 per ounce and a total cash cost of $400 per ounce from the Limon Mine in 2006. Production inputs, such as fuel have been increasing over the past few years but gold prices have increased significantly more and are predicted by many forecasters to stay high. Cash from these sales are expected to provide sufficient funding to meet the above funding requirements.

A small group of employees intermittently interrupted operations at the Limon Mine with road blockades in 2005. These employees agreed to resolve disputes within the collective agreement mechanisms but have not adhered to this agreement. Other groups from the local community have also blockaded the roads. Operations were interrupted intermittently in the first few months of 2006 and were suspended for three weeks at one point in early 2006. Continuation of the Limon Mine operation is dependent on resolving this situation on a permanent basis and ending the production stoppages. The Company continues to experience some disruption in operations from sporadic road blockades. Management is currently seeking to resolve the issues however there can be no assurance that a permanent solution to these disruptions will be found and that the Company will be able to operate the mine efficiently.

The Company will continue to review its strategic alternatives.

CONTRACTUAL OBLIGATIONS

The following table presents, as at December 31, 2005, the Company's known contractual obligations, aggregated by type of contractual obligation:

                                                               Payments due in
                          ------------------------------------------------------------------------------------------
                                                                                                               2010
Description                      Total            2006           2007           2008            2009      and later

Long-term debt            $  6,000,000    $  3,500,000    $ 2,500,000    $         -     $         -     $        -
Operating leases               577,000         364,000        137,000         76,000
Capital expenditures         6,237,000       6,237,000              -              -               -              -
Purchase obligations        15,013,000       9,253,000      1,980,000      1,260,000       1,260,000      1,260,000
Site reclamation and
  closure                    2,846,000         223,000         79,000         81,000          82,000      2,381,000
                          -------------  --------------  -------------  -------------  --------------  -------------
                          $ 30,673,000    $ 19,577,000    $ 4,696,000    $ 1,417,000     $ 1,342,000    $ 3,641,000
                          =============  ==============  =============  =============  ==============  =============


Operating leases are for premises and equipment. Capital expenditures are for the final property payment and construction of the grinding mill at the Bellavista Mine and mine development at the Limon Mine. Purchase obligations are for contract mining at the Bellavista Mine and supplies at the Bellavista and Limon Mines.

RISKS

Gold Price

The Company's principal product is gold and the gold price realized largely determines the Company's profitability. Markets worldwide set the price of gold and may be affected by the value of the US dollar relative to other currencies, central banks sales of gold, political and economic events, supply and demand and many other factors. Since 2001, the gold price has generally been increasing and many gold analysts predict further rising prices in the coming years. The Company currently has no gold hedges to protect against falling prices and intends not to hedge in the foreseeable future.

Currency Risk

Many of the Company's costs are denominated in currencies other than the US dollar. An increase in these currencies would increase operating or capital costs. The Nicaraguan Cordoba and the Costa Rican Colon are the main currencies used by the Company. Currently both these currencies are linked to the US dollar by exchange rates managed through their central banks that reduce the value of the currency on an orderly basis. No currency hedges are in place or contemplated.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The Company uses its information on mineral reserves and resources to plan its mining operations. Mineral reserves and resources are estimates only and no assurance can be given that the anticipated tonnages, grades and recoveries will be achieved or processed profitably. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in laboratory tests will be duplicated during production.

Fluctuation in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of mineral reserves mined and processed and the recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company's ability to extract these mineral reserves, could have a material adverse effect on the Company's operations, financial condition and results of operations.

Exploration and Mineral Reserve Replacement

Replacement or expansion of mineral reserves are required to continue mining operations. The Limon Mine has operated for several decades but has rarely had more than two years of future reserves at any time. In 2004 reserves were increased through additional exploration and at December 31, 2005 reserves were sufficient for approximately four years of production. Exploration and development at Limon is an ongoing challenge that must replace reserves regularly to ensure continued production. Mineral exploration involves many risks. Exploration expenditures may not produce additional reserves.

Environmental

Environmental laws regulate the Company's mining operations and reclamation activities. The Company complies with current operating rules and has plans to reclaim its sites based on current legislation. Future changes to these laws may result in increased operating or reclamation costs or require financial deposits to guarantee reclamation.

The Company treats wastewater from the tailings pond of its former operation on the Keystone Property in Manitoba. In recent years it has been forced to treat the water for additional nickel being discharged from a tailings pond on a neighbouring property. Discussions are in progress with the owner of the neighbouring tailings pond and the Manitoba government as to the responsibility for this heavy metal contamination.

A subsidiary of the Company was named in a complaint, filed in November 2004 by the State of Maine, naming it as a potentially responsible party in respect of additional remediation of a former base metal operation near Blue Hill, Maine in which the subsidiary held a 40% interest. While the Company believes that it and its subsidiary are not responsible for additional remediation because the subsidiary was fully indemnified by the operator, the outcome of this litigation cannot be determined at this time.

Political and Economic risk

Operations are based in Nicaragua and Costa Rica. Both are developing countries that have higher political and economic risk than developed countries and ability to enforce local laws is uncertain.

Tax Risk

The Company's current structure involves significant inter-company transactions that generate expenses and serve to reduce taxable income. While management does not believe that there is a significant risk to the Company's tax structure, there can be no assurance that taxation authorities will not seek to challenge the structure in the future.

Contingencies

Contingencies are listed in Note 18 to the consolidated financial statements. The Company does not believe these contingencies will have a material affect on the Company's operations.

Summary of Quarterly Results
(in thousands except per share amounts)

2005                                                 Q1               Q2              Q3              Q4

Sales                                          $    5,237      $    4,143       $    4,237     $    5,766
Net loss                                       $     (226)     $   (1,401)      $    (987)     $   (1,463)
Loss per share - basic and diluted             $    (0.00)     $    (0.01)      $   (0.01)     $    (0.01)


2004                                                 Q1               Q2              Q3              Q4

Sales                                          $    4,245      $    4,806       $   5,323      $    5,295
Net loss                                       $    (2,742)    $   (3,320)      $   (2,209)    $    (323)
Loss per share - basic and diluted             $    (0.02)          (0.03)      $   (0.02)     $    (0.00)


FOURTH QUARTER 2005 REVIEW

Sales increased by $471,000 in Q4 2005 compared to Q4 2004. Gold sold decreased by 508 ounces but the realized price increased $59 to $491 per ounce. In December 2005 the Bellavista Mine commenced commercial production.

Cost of sales increased by $1,265,000 or 34% in Q4 2005 compared to Q4 2005 and cash operating costs increased by $121 to $428 per ounce. Lower grades and higher costs for fuel and supplies at the Limon Mine all contributed to the increase in both cost of sales and cash operating costs per ounce. Intermittent road blockades by certain employees at Limon limited production and increased costs. Bellavista cost of sales in December, its first month of commercial production, also added to the increase in total cost of sales.

In addition to operations factors, development of the Santa Pancha zone at Limon Mine continued on track and the last mineral claims around the Keystone Mine in Manitoba were sold. In December 2005 the Costa Rican Supreme Court upheld an arbitration award that required the Company to purchase the mineral rights of the Dobles property adjacent to the mine site at a cost of $944,000. This amount was written off as other expense as there were no known mineral resources on the Dobles property.

NON-GAAP PERFORMANCE MEASURES

The Company has included the non-GAAP performance measures below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:


                                                             2005                           2004
                                                  ---------------------------    ---------------------------
                                                           Cash        Total              Cash        Total
                                                      Operating         Cash         Operating         Cash
                                                           Cost         Cost              Cost         Cost
                                                  -------------- ------------    -------------- ------------
Statement of Operations (000's)
    Cost of sales                                      $ 15,931     $ 15,931          $ 14,770     $ 14,770
    Royalties and production taxes                            -        1,078                 -        1,131
                                                  -------------- ------------    -------------- ------------
    Cost base for calculation                          $ 15,931     $ 17,009          $ 14,770     $ 15,901
                                                  -------------- ------------    -------------- ------------
Gold sales (ounces)                                      43,228       43,228            47,983       47,983
Cost per ounce                                            $ 369        $ 393             $ 308        $ 331


OUTSTANDING SHARE DATA

The following common shares and convertible securities were outstanding at March 22, 2006:

                                                                                                    Common
                                     Expiry                  Exercise Price        Securities        Shares on
Security                              Date                       (Cdn$)           Outstanding        Exercise

Common shares                                                                                      171,343,198
Warrants                           Nov. 26/08                     1.25              33,857,220      33,857,220
Warrants                           Dec. 22/06                     0.55               7,868,000       7,868,000
Agents' warrants (1)               Dec. 22/07                     0.38               1,501,000       1,501,000
    Warrants on above              Dec. 22/06                     0.55                                 790,000
Options                            Jul 24/06 to Jul 13/13     0.23 to 0.95          12,871,332      12,871,332
                                                                                                ---------------
                                                                                                   228,230,750
                                                                                                ===============

Note 1: These agents' warrants are convertible into one common share and one half-share purchase warrant. Each full warrant is exercisable into a common share at the price indicated in the table.

FORWARD-LOOKING   STATEMENTS:  This  Management's  Discussion  contains  certain
"forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and applicable Canadian securities legislation. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.


Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.


March 22, 2006




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